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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                   ----------


                        Commission file number 001-15007


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DAVE & BUSTER'S EMPLOYEE 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DAVE & BUSTER'S, INC.
                                2481 MANANA DRIVE
                               DALLAS, TEXAS 75220


================================================================================

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Benefits Management Committee for the Dave & Buster's Employee 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   DAVE & BUSTER'S EMPLOYEE 401(k) SAVINGS PLAN

                                   By 401(k) Benefits Management Committee
                                   Appointed Pursuant to the Plan:



Date:     June 23, 2000            By: /s/ NANCY J. DURICIC
                                       ----------------------------------------
                                       V.P., Human Resources, Committee Member
                                       ----------------------------------------

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           WITH SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1999 AND 1998

                                       AND

                         REPORT OF INDEPENDENT AUDITORS

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                FINANCIAL STATEMENTS WITH SUPPLEMENTAL SCHEDULES
                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS

                                                                         Pages
                                                                         -----
Report of Independent Auditors                                               1

Financial Statements:

  Statements of Net Assets Available for Benefits                            2

  Statement of Changes in Net Assets Available for Benefits                  3

  Notes to Financial Statements                                          4 - 9

Supplemental Schedules:                                                     10

  Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes     11

  Schedule G, Part III - Schedule of Nonexempt Transactions                 12

                       [SUTTON FROST CARY LLP LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee
DAVE & BUSTER'S
EMPLOYEE 401(k) SAVINGS PLAN

We have audited the accompanying statement of net assets available for benefits of Dave & Buster's Employee 401(k) Savings Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement as of December 31, 1998 was audited by other auditors whose report dated September 15, 1999 expressed a qualified opinion on the statement as permitted by 29 CFR Sections 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and the changes in net assets available for the benefits for the year then ended in conformity with the generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.


                         /s/ SUTTON FROST CARY


                        A Limited Liability Partnership


June 1, 2000

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                     ASSETS


                                                                       1999              1998
                                                                    ----------        ----------
Cash                                                                $       --        $      591

Investments, at fair value:
    Interest in common/collective trust                                     --           137,875
    Interest in registered investment company funds                  3,172,675         1,443,739
    Investment in Dave & Busters, Inc. common stock                     34,040                --
Loans to participants                                                  121,737            49,434
                                                                    ----------        ----------

           Total cash and investments                                3,328,452         1,631,639

Accrued income                                                              11               888

Receivables:
    Employer's contributions                                            79,405            88,151
    Participants' contributions                                        131,375           136,033
                                                                    ----------        ----------

           Net assets available for benefits                        $3,539,243        $1,856,711
                                                                    ==========        ==========



The accompanying notes are an integral part of these financial statements.

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         YEAR ENDED TO DECEMBER 31, 1999

Additions to net assets attributed to:
    Interest                                                   $   86,920
    Net appreciation in fair value of investments                 757,713

    Contributions:
      Employer's                                                  386,629
      Participants'                                               896,344
      Transfers                                                    57,572
                                                               ----------

           Total additions                                      2,185,178
                                                               ----------

Deductions from net assets attributed to:
    Distributions to participants                                 475,725
    Transfers                                                      24,921
    Loan fees                                                       2,000
                                                               ----------

           Total deductions                                       502,646
                                                               ----------

           Net increase                                         1,682,532

Net assets available for benefits:

    Beginning of year                                           1,856,711
                                                               ----------

    End of year                                                $3,539,243
                                                               ==========

The accompanying notes are an integral part of these financial statements.

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


1 - DESCRIPTION OF PLAN

GENERAL

The DAVE & BUSTER'S EMPLOYEE 401(k) SAVINGS PLAN (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established on January 1, 1996 covering substantially all employees of Dave & Buster's, Inc. (the "Company"). During 1999, the Company established a new plan under the American Express prototype plan. This plan has provisions similar to those of the Plan established on January 1, 1996. American Express serves as the plan's recordkeeper and trustee. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PARTICIPANT ACCOUNTS

All employees of the Company twenty-one years old or older are eligible for participation after they have completed six months of employment. Subject to certain limitations on annual additions, each participant's account is credited with (1) employee contributions, (2) Company contributions, and (3) an allocation of Plan earnings. The allocations are based on participants' account balances, as defined.

CONTRIBUTIONS

The Plan is funded through employee contributions and Company matching contributions. A participant's salary deferrals may be between one percent and fifteen percent, not to exceed Internal Revenue Service ("IRS") limitations each year. The Company contributes an annual discretionary amount of up to six percent of a participant's annual salary.

DISTRIBUTIONS TO PARTICIPANTS

Upon reaching normal retirement age, death, disability, or termination, a participant's benefits are payable, at the election of the recipient, in a lump-sum amount equal to 100% of the participant's salary deferrals and the vested portion of the Company's matching contribution.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings thereon is based on years of continuous service. The participant is vested 25% per year beginning after one year of service and is 100% vested after four years of service or upon the first to occur of the participant's retirement, death, or disability, as defined. The Company may use forfeitures from nonvested participants to offset future Company contributions. Unallocated forfeited nonvested account of $18,180 and $11,339 at December 31, 1999 and 1998, respectively, were available to reduce future contributions.


                                   (Continued)
                                       -4-

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1 - DESCRIPTION OF PLAN (Continued)

PARTICIPANT LOANS

Loans are available for all participants. Participants are limited to a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions as defined by the IRS. A one-time orientation fee is charged at inception of the loan. The loans are secured by the balance in the participant's account and bear interest based on the prime rate reported in the Wall Street Journal plus 1% (8.75% to 9.5% for the year ended December 31, 1999). The maximum repayment period is generally five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to current investment elections.

ADMINISTRATIVE EXPENSES

The expenses incident to the operation of the Plan are paid by the Company.

PLAN TERMINATION

Although the Company expects to continue the Plan, it may be terminated by the Company at any time subject to the provisions of ERISA. In the event the Plan is terminated, each of the participants will have a nonforfeitable 100% vested interest in his or her account balance, including all Company contributions, subject to payment of liquidation costs and expenses.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared under the accrual method in accordance with generally accepted accounting principles.

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates used in preparing the accompanying financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in registered investment company funds is based on quoted market prices which represent the net asset value of shares held by the Plan. Investments in common stock of the Company have been valued using quoted market prices in active markets.


                                   (Continued)
                                       -5-

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT VALUATION AND INCOME RECOGNITION (Continued)

Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents the net change in fair value of registered investment company funds and common stock of the Company, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The income earned on participants' accounts is allocated on a daily basis using the previous day's ending account balance.

Items which have not been allocated to specific accounts as of year-end are maintained in an unallocated account until they are passed to their respective funds. These amounts principally relate to employee and employer matching contributions.

BENEFITS

Benefits are recorded when paid.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balance and the amounts reported in the statement of net assets available for benefits.

3 - INVESTMENT OPTIONS

Effective October 1, 1999, participants may direct contributions in any of the following investment options:

     o American Express Trust Income Fund II - seeks to provide preservation of principal and income while maximizing current income;


                                   (Continued)

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3 - INVESTMENT OPTIONS (Continued)

     o AXP Bond Fund - seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management;

     o American Century Income & Growth Fund - seeks dividend growth, current income and capital appreciation by investing in common stocks;

     o American Express Trust Long-Term Horizon Fund - seeks high total investment return consistent with prudent risk;

     o American Express Trust Short-Term Horizon Fund - seeks to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons;

     o American Express Trust Medium-Term Horizon Fund - seeks to create a diversified portfolio with a conservative risk profile appropriate for individuals with medium-term time horizons;

     o AXP New Dimensions Fund - seeks to provide shareholders with long-term growth of capital by primarily investing in common stocks showing potential for significant growth due to superiority in technology, marketing, or management;

     o AXP Small Company Index Fund - seeks to achieve long-term capital appreciation by investing in all or a representative group of stocks of small companies comprising the S&P Small Cap 600 Index;

     o Dave & Buster's Stock Pool - seeks to achieve long-term growth of capital by investing in common stock of Dave & Buster's Co., Inc.;

     o Janus Aspen Series International Growth Fund - seeks to provide long-term capital growth, primarily through investment in equity securities of foreign issuers of any size; and,

     o Janus Aspen Series Aggressive Growth Portfolio - seeks long-term capital growth by investing in common stocks of companies that display the potential to become major enterprises.

Participants may modify investment elections, transfer existing account balances, and obtain information regarding the investments on a daily basis.


                                   (Continued)
                                       -7-

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3 - INVESTMENT OPTIONS (Continued)

Investments representing five percent or more of the fair value of assets available for benefits at December 31, 1999 and 1998 are as follows:


                                                             1999              1998
                                                          ----------        ----------
American Express Trust Income Fund II                     $  262,134        $       --
American Express Long-Term Horizon Fund                      263,510                --
American Century Income & Growth Fund                      1,077,639                --
Janus Aspen Series International Growth Fund                 436,919                --
Janus Aspen Series Aggressive Growth Fund                    952,802                --
ML Retirement Preservation Trust                                  --           137,875
MFS Emerging Growth Fund                                          --           319,604
ML Global Allocation Fund                                         --           147,199
Ivy International Fund                                            --           157,134
ML Basic Value Fund                                               --           721,060
ML Corporate Bond Fund                                            --            98,742



4 - VESTED BENEFITS OF SEPARATED PARTICIPANTS

At December 31, 1999, $564,605 of vested benefits for separated participants were included in net assets available for benefits.

5 - TAX STATUS OF THE PLAN

The Company adopted a prototype non-standardized target benefit plan developed by American Express, which received a favorable determination letter from the Internal Revenue Service ("IRS") on December 7, 1993. The Plan has been amended since receiving the determination letter. However, the Plan's administrative committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirement of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6 - PARTY IN INTEREST TRANSACTIONS

At December 31, 1999, the Plan held as an investment 4,671 shares of Company common stock with a market value of $34,040.



                                   (Continued)
                                       -8-

                                 DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


7 - FORM 5500 INFORMATION

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's 1999 Form 5500 as follows:


                                           Financial            Form
                                           Statements           5500
                                           ----------        ----------
Receivables:
  Employer's contributions                 $   79,405        $       --
  Participants' contributions                 131,375                --

Contributions:
  Employer's                                  386,629           443,257
  Participants'                               896,344           853,120


These differences are due to the Form 5500 being prepared under a modified cash basis and the financial statements being prepared under the accrual method in accordance with generally accepted accounting principles.

                             SUPPLEMENTAL SCHEDULES

                               THE DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN
                                 ID #52-2082392
                                    PLAN #001
      SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999



           (b)                                       (c)                                                      (d)            (e)
    Identity of issuer,               Description of investment including
borrower, lessor, or similar      maturity date, rate of interest, collateral,
          party                             par or maturity value                     Number of Shares       Cost      Current Value
----------------------------     ---------------------------------------------        ----------------     --------    -------------
* American Express               Common stock - Dave & Busters, Inc.                             4,671     $ 33,089      $   34,040

                                 Investments in Registered Investment Company funds:
* American Express               American Express Trust Income Fund II                          13,435      258,951         262,134
* American Express               AXP Bond Fund                                                  32,466      155,399         154,539
* American Express               American Express Short-Term Horizon Fund                           35          575             587
* American Express               American Express Medium-Term Horizon Fund                          18          375             381
* American Express               American Express Long-Term Fund                                 9,995      222,215         263,510
* American Express               American Century Income & Growth Fund                          31,649      952,619       1,077,155
* American Express               Janus Aspen Series International Growth Fund                   11,334      284,061         436,919
* American Express               AXP New Dimensions Fund                                           483       16,870          17,292
* American Express               Janus Aspen Series Aggressive Growth Fund                      16,174      608,702         952,802
* American Express               AXP Small Company Index Fund                                    1,128        7,245           7,356

                                 Participant loans with interest rates
                                 at 8.75% to 9.5%, generally due
                                 through 2004                                                       --           --         121,737

                                                                                                        -----------      ----------

                                                                                                        $ 2,540,101      $3,328,452
                                                                                                        ===========      ==========

 *  A party in interest as defined by ERISA

                               THE DAVE & BUSTER'S
                          EMPLOYEE 401(k) SAVINGS PLAN

                                 ID #52-2082392

                                    PLAN #001
            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                                DECEMBER 31, 1999



                                                            Description of transactions
                              Relationship to the Plan,      including maturity date,
                             Employer, or other party-in   rate of interest, collateral,
Identity of Party Involved            interest                 par or maturity value         Purchase Price    Selling Price
--------------------------   ---------------------------   -----------------------------     --------------    -------------
Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for weekly pay period
                                                             ended August 29, 1999
                                                             were remitted to the
                                                             Plan on February 9,
                                                             2000                            $  48,936            N/A


Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for the month of July
                                                             1999 were remitted to
                                                             the Plan on August 26,
                                                             1999                            $  97,605             N/A




                                                             Description of transactions                      Expenses
                              Relationship to the Plan,      including maturity date,                         incurred in
                             Employer, or other party-in    rate of interest, collateral,                     connection with
Identity of Party Involved           interest                 par or maturity value           Lease Rental    transaction
--------------------------   ---------------------------   -----------------------------      ------------    ---------------
Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for weekly pay period
                                                             ended August 29, 1999
                                                             were remitted to the
                                                             Plan on February 9,
                                                             2000                                 N/A               N/A


Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for the month of July
                                                             1999 were remitted to
                                                             the Plan on August 26,
                                                             1999                                  N/A               N/A


                                                             Description of transactions
                              Relationship to the Plan,        including maturity date,
                             Employer, or other party-in    rate of interest, collateral,                        Current Value
Identity of Party Involved            interest                  par or maturity value        Cost of Asset         of Asset
--------------------------   ---------------------------   -----------------------------     -------------      --------------
Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for weekly pay period
                                                             ended August 29, 1999
                                                             were remitted to the
                                                             Plan on February 9,
                                                             2000                               N/A              $   48,936


Dave & Busters, Inc.         Sponsor                         Employee contributions
                                                             for the month of July
                                                             1999 were remitted to
                                                             the Plan on August 26,
                                                             1999                                N/A             $   97,605

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  23                Consent of Independent Auditors